                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*

                              Armor Holdings, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    042260109
                   -------------------------------------------
                                 (CUSIP Number)

                                Warren B. Kanders
                         Kanders Florida Holdings, Inc.
               13386 International Parkway, Jacksonville, FL 32218
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 12, 1999
                   -------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

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CUSIP NO.    002553 10 5                      PAGE  2      OF  15    PAGES
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

          Kanders Florida Holdings, Inc.
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)  [ ]
               (b)  [X]
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3         SEC USE ONLY
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4         SOURCE OF FUNDS*

          Not Applicable
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                    [ ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                           7      SOLE VOTING POWER
        NUMBER OF
                                  3,072,178
          SHARES
                         ------------------------------------------------------
       BENEFICIALLY        8      SHARED VOTING POWER

      OWNED BY EACH                 0
                         ------------------------------------------------------
        REPORTING          9      SOLE DISPOSITIVE POWER

         PERSON                     3,072,178
                         ------------------------------------------------------
          WITH             10     SHARED DISPOSITIVE POWER

                                    0
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,072,178
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                    [ ]
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.4%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

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CUSIP NO.    002553 10 5                      PAGE  3      OF  15    PAGES
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-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

          Warren B. Kanders

-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [ ]
              (b) [X]
-------------------------------------------------------------------------------
3         SEC USE ONLY
-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          Not Applicable
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                  [ ]
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  200,000
          SHARES
                            ---------------------------------------------------
       BENEFICIALLY        8      SHARED VOTING POWER

      OWNED BY EACH                0
                            ---------------------------------------------------
        REPORTING          9      SOLE DISPOSITIVE POWER

         PERSON                    200,000
                           ----------------------------------------------------
          WITH             10     SHARED DISPOSITIVE POWER

                                   0
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,457,578 (includes 3,072,178 shares owned by Kanders Florida
                      Holdings, Inc. and 185,400 shares owned by the Kanders Florida Holdings, Inc. 1996 Charitable Remainder Unitrust)

-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  [ ]
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.9%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP NO.    002553 10 5                      PAGE  4      OF  15    PAGES
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         The Schedule 13D dated January 26, 1996, as amended by Amendment No. 1 thereto dated December 31, 1996 and as further amended by Amendment No. 2 dated August 20, 1997 (the "Schedule 13D") filed by Kanders Florida Holdings, Inc. ("KFH") in connection with the shares of common stock, par value $.01 per share (the "Common Stock"), of Armor Holdings, Inc., a Delaware corporation (the "Company"), is hereby amended by this Amendment No. 3 to Schedule 13D as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Schedule 13D is hereby supplemented by the addition of the following:

         200,000 shares of Common Stock beneficially owned by Warren B. Kanders are comprised of shares issuable upon the exercise of a presently exercisable option to purchase 200,000 shares of Common Stock (the "Option"). The Option was granted to Mr. Kanders on January 1, 1999 under the Company's 1998 Stock Option Plan. The Option has an expiration date of January 1, 2009 and has an exercise price of $11.40625 per share.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby supplemented by the addition of the following:

         The purpose of the issuance of the Option to Mr. Kanders was to incentivise Mr. Kanders to continue to work on behalf of the Company through an additional proprietary interest in the Company. The previously disclosed purposes continue to apply to KFH and Mr. Kanders.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Paragraphs 1 and 2 of Item 5 of the Schedule 13D is hereby deleted in its entirety and the following is substituted in lieu thereof:

         KFH is the owner of 3,072,178 shares of Common Stock. On May 12, 1999 the Company completed an underwritten public offering (the "Offering") of 6,690,000 shares of Common Stock at a price of $11.00 per share, less underwriting discounts and commissions of $.605 per share. 565,000 of such shares of Common Stock were sold by KFH as a selling stockholder in the Offering. As part of the Offering, the Company and KFH granted the underwriters thereof the right to purchase up to an additional 1,003,500 shares of Common Stock prior to June 6, 1999 to cover over-allotments, of which 918,750 shares will be sold by the Company and 84,750 will be sold by KFH. Mr. Kanders, the President, sole director and sole shareholder of KFH and the Chairman of the Board of Directors of the Company may be deemed to be the beneficial owner of such shares of Common Stock that are owned by KFH. KFH has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition with respect to all such shares of Common Stock owned by KFH.

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CUSIP NO.    002553 10 5                      PAGE  5      OF  15    PAGES
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         On January 1, 1999, the Company granted the Option to Mr. Kanders to purchase 200,000 shares of Common Stock. Mr. Kanders has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition with respect to such shares of Common Stock.

         In addition, 185,400 shares of Common Stock are owned by the Kanders Florida Holdings, Inc. 1996 Charitable Remainder Unitrust (the "Trust"). Warren
B. Kanders is a trustee of the Trust, and in such capacity has the power to vote or direct the vote and to dispose or direct the disposition with respect to such shares of Common Stock owned by the Trust. As a trustee of the Trust, Mr. Kanders may be deemed to be the beneficial owner of the shares of Common Stock that are owned by the Trust. Mr. Kanders disclaims beneficial ownership of the shares of Common Stock owned by the Trust.

         The 3,457,578 shares of Common Stock collectively owned by KFH, the Trust and Mr. Kanders constitute approximately 14.9% of the outstanding shares of Common Stock of the Company. The 3,072,178 shares of Common Stock of the Company that are owned by KFH constitute approximately 13.4% of the outstanding shares of Common Stock of the Company. The 185,400 shares of Common Stock owned by the Trust constitute approximately 0.8% of the outstanding shares of Common Stock of the Company. The 200,000 shares of Common Stock issuable upon exercise of the Option and owned beneficially by Mr. Kanders constitute approximately 0.9% of the outstanding shares of Common Stock of the Company.

         The percentage of shares of Common Stock reported owned by each of the persons referred to herein is based upon 22,938,652 shares outstanding, including the 6,125,000 shares issued by the Company in the Offering, which is the total number of shares of Common Stock reported by the Company as outstanding in its Prospectus dated May 7, 1999.

         Except as provided herein, there have been no transactions in the shares of Common Stock in the past 60 days by KFH, the Trust or Mr. Kanders.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SECURITIES OF THE ISSUER

         The Option was granted to Mr. Kanders pursuant to a Stock Option Agreement which provides that it is immediately exercisable at a price of $11.40625 per share and that it expires on January 1, 2009.

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CUSIP NO.    002553 10 5                      PAGE  6      OF  15    PAGES
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ITEM 7.  ITEMS TO BE FILED AS EXHIBITS

         Item 7 of the Schedule 13D is hereby supplemented by the addition of the following as an exhibit thereto:

      9. Stock Option Agreement dated January 1, 1999 between the Company and Warren B. Kanders.


                                   SIGNATURES

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

                                         KANDERS FLORIDA HOLDINGS, INC.


                                         By: /s/ Warren B. Kanders
                                             ----------------------------------
                                                 Warren B. Kanders
                                                 President



                                             /s/ Warren B. Kanders
                                             ----------------------------------
                                                 Warren B. Kanders

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CUSIP NO.    002553 10 5                      PAGE  7      OF  15    PAGES
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                                                                       EXHIBIT 9
                              ARMOR HOLDINGS, INC.

                             STOCK OPTION AGREEMENT


         STOCK OPTION AGREEMENT (the "Agreement") made as of this 1st day of January, 1999, by and between Armor Holdings, Inc., a Delaware corporation, having its principal office at 13386 International Parkway, Jacksonville, Florida 32218 (the "Company"), and Warren B. Kanders, an individual having an address at 2 Soundview Drive, Greenwich, Connecticut 08630 (the "Employee").

         WHEREAS, the Company has heretofore adopted the Armor Holdings, Inc. 1998 Stock Option Plan (the "Plan") for the benefit of certain of its key employees and consultants and key employees and consultants of any subsidiary corporation of the Company; and

         WHEREAS, the Employee is a valued and trusted employee of the Company and/or one of its subsidiaries and the Company believes it to be in the best interests of the Company to secure the future services of the Employee by providing the Employee with an inducement to remain an employee and/or consultant of the Company and/or one of its subsidiaries through the grant of an option to acquire an ownership interest in the Company.

         NOW, THEREFORE, the parties agree as follows:

1. OPTION GRANT. Subject to the provisions hereinafter set forth and the terms and conditions of the Plan, the Company hereby grants to the Employee, as of January 1, 1999 (the "Grant Date"), the right, privilege and option (the "Option") to purchase all or any part of an aggregate of TWO HUNDRED THOUSAND (200,000) shares (the "Shares") of common stock of the Company, par value $.01 per share (the "Common Stock"), such number being subject to adjustment as provided in Section 7, hereof.

2. EXERCISE PRICE. Subject to adjustment as hereinafter provided in Section 7, the purchase price per Share of Common Stock as to which this Option is exercised (the "Exercise Price") shall be $11.40625, the fair market value of such Shares on the Grant Date.

3. EXERCISE OF OPTION. (a) The term of the Option shall be for a period of ten
(10) years from the Grant Date and shall expire without further action being taken at 5:00 p.m., January 1, 2009, subject to earlier termination as provided in Section 6 hereof (the "Stated Term"). The Option may be exercised at any time, or from time to time, during the Stated Term (or such additional period as

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CUSIP NO.    002553 10 5                      PAGE  8      OF  15    PAGES
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may be permitted under the Plan) as to any part or all of the Shares covered by the Option, pursuant to the vesting schedule contained in Section 4 hereof; provided, however, that the Option may not be exercised as to less than one hundred (100) shares.

         (b) The Option shall be exercised by giving written notice substantially similar to that attached to this Agreement as Exhibit A (the "Exercise Notice"), duly executed by the Employee, of the exercise thereof to the Corporate Secretary of the Company at the principal business office of the Company, specifying the number of Shares to be purchased and specifying a business day not more than fifteen (15) days from the date such notice is given for the payment of the Exercise Price against delivery of the Shares being purchased.

         (c) In the event that the Option is exercised by any person or persons other than the Employee, as may be permitted by the terms of the Plan, the Exercise Notice shall be accompanied by appropriate proof of the right of such person or persons to exercise the Option, which proof shall be satisfactory to counsel to the Company.

         (d) Subject to the terms of this Agreement and the Plan, the Company shall cause certificates for the Shares so purchased to be delivered to the Employee at the principal business office of the Company, against payment of the full Exercise Price for such Shares, on the date specified in the Exercise Notice. Payment of the full Exercise Price for each Share of Common Stock to which the Option is being exercised shall be in either: (i) lawful money of the United States; (ii) certified or bank check; (iii) postal or express money order payable in United States dollars to the order of the Company; or (iv) by delivering to the Company shares of Common Stock of the Company (in proper form for transfer and accompanied by all requisite stock transfer tax stamps or cash in lieu thereof) owned by the Employee, free and clear of all liens and encumbrances, having a fair market value equal to the Exercise Price applicable to that portion of the Option being exercised by the delivery of such shares. The fair market value of the shares of Common Stock so delivered shall be determined as of the date immediately preceding the date on which the Option is exercised, or as may be required in order to comply with or to conform to the requirements of any applicable laws or regulations.

         (e) The Company may offer to buy out the Option granted herein based on such terms and conditions as the Company shall establish and communicate to the Employee at the time that such offer is made.

4.       VESTING SCHEDULE.

         (a) The Shares into which this Option is exercisable shall vest on the date hereof.

5.       NO ASSIGNMENT.

         (a) The Option herein granted may not be assigned, transferred, pledged or

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CUSIP NO.    002553 10 5                      PAGE  9      OF  15    PAGES
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hypothecated in any way, shall not be subject to execution, attachment or similar process and shall not be transferable or assignable by operation of law, except that the Option shall be assignable or transferable under and pursuant to the last will and testament of the Employee or the applicable laws of descent and distribution. The Option may be exercised during the lifetime of the Employee only by him. Notwithstanding the foregoing, any portion of the Option which is deemed a non-incentive stock option may be transferred to members of the Employee's immediate family, to trusts solely for the benefit of such immediate family members and to partnerships in which such family members and/or trusts are the only partners. For this purpose, immediate family means the Employee's spouse, parents, children, stepchildren, grandchildren and legal dependents. Any transfer of options made under this provision will not be effective until notice of such transfer is delivered to Company.

6. TERMINATION OF EMPLOYMENT. Upon termination of the employment or other service of the Employee with the Company and all subsidiary and parent corporations of the Company ("Employment"), the Option granted herein, unless otherwise specified by the Board of Directors or the Option Committee, shall, to the extent not exercised, terminate and become null and void, provided that:

         (a) If the Employment of the Employee shall terminate by reason of the Employee's retirement from Employment with the Company (at such age or upon such conditions as shall be specified by the Board of Directors of the Company from time to time) then the Employee may, but only within one (1) year of the date of such cessation of Employment, exercise the Option herein granted to the extent that he shall be entitled to exercise it at the date of such cessation of Employment.

         (b) If the Employment of the Employee shall terminate by reason of the Employee's dismissal by the Company other than "for cause" (as defined in Section 6(f) hereof) other than by reason of death or disability, then the Employee may, but only within three (3) months of the date of such cessation of Employment, exercise the Option herein granted to the extent that he shall be entitled to exercise it at the date of such cessation of Employment.

         (c) If the Employee shall be discharged "for cause" (as defined in Section 6(f) hereof) or resign from his Employment with the Company, then the Option herein granted shall terminate on the date of such discharge or resignation and he shall forthwith forfeit any and all rights which may have accrued prior thereto. Any determination by or on behalf of the Company that the Employee was discharged "for cause" (as defined in Section 6(f) hereof) or resigned shall be final and absolute and shall not be subject to any question by the Company or the Employee.

         (d) If the Employee shall die while in the employ or service of the Company or during either the one (1) year or three (3) month period specified in Sections 6(a) or (b) hereof, whichever is applicable, and at a time when the Employee was entitled to exercise the Option, the legal representative of the Employee, or such person who acquired such Option by bequest or inheritance or by reason of the death of the Employee, may, not later than one (1) year from the date of death, but in no event later than the expiration of the Stated Term of the Option exercise such Option to the

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CUSIP NO.    002553 10 5                      PAGE  10     OF  15    PAGES
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extent that the Employee was entitled to exercise the Option at the date of his death.

         (e) In the event that the Employee becomes "disabled" (as defined in Section 22(e)(3) of the Code) while in the employ or in service of the Company, the Employee may, but only within one (1) year next succeeding the date of the commencement of such disability, exercise his Option to the extent he is then entitled to exercise it, but in no event after the expiration of the Stated Term. The Employee shall not be considered to be disabled unless he furnishes proof of the existence thereof in such form and manner and at such times as the Option Committee or the Board of Directors may require. The determination of the Option Committee or the Board of Directors as to whether the Employee is disabled shall be final and absolute and shall not be questioned by the Employee or any representative of the Employee.

         (f) For the purposes of the Plan and this Agreement, the term "for cause" shall mean (i) with respect to an employee who is party to a written agreement with, or, alternatively, participates in a compensation or benefit plan of the Company or a subsidiary corporation or parent corporation of the Company, which agreement or plan contains a definition of "for cause" or "cause" (or words of like import) for the purposes of termination of employment thereunder by the Company or such subsidiary corporation or parent corporation of the Company, "for cause" or "cause" as defined in the most recent of such agreements or plans, or (ii) in all other cases, as determined by the Board of Directors or the Option Committee, as the case may be, in its sole discretion,
(a) the willful commission by the Employee of a criminal or other act that causes or probably will cause substantial economic damage to the Company or a subsidiary corporation or parent corporation of the Company or substantial injury to the business reputation of the Company or a subsidiary corporation or parent corporation of the Company; (b) the commission by the Employee of an act of fraud in the performance of such Employee's duties on behalf of the Company or a subsidiary corporation or parent corporation of the Company; or (c) the continuing willful failure of the Employee to perform the duties of such Employee to the Company or a subsidiary corporation or parent corporation of the Company (other than such failure resulting from the Employee's incapacity due to physical or mental illness) after written notice thereof (specifying the particulars thereof in reasonable detail) and a reasonable opportunity to be heard and cure such failure are given to the Employee by the Board of Directors. For purposes of the Plan and this Agreement, no act, or failure to act, on the Employee's part shall be considered "willful" unless done or omitted to be done by the Employee not in good faith and without reasonable belief that the Employee's action or omission was in the best interest of the Company or a subsidiary corporation or parent corporation of the Company.

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CUSIP NO.    002553 10 5                      PAGE  11     OF  15    PAGES
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         (g) A termination of Employment shall not be deemed to occur by reason of (i) the transfer of the Employee from Employment by the Company to Employment by a subsidiary corporation or a parent corporation of the Company, or (ii) the transfer of the Employee from Employment by a subsidiary corporation or a parent corporation of the Company to Employment by the Company or by another subsidiary corporation or parent corporation of the Company.

         (h) In the event of the complete liquidation or dissolution of a subsidiary corporation, or in the event that such corporation ceases to be a subsidiary corporation, any unexercised Options granted to the Employee by the Company will be deemed cancelled unless such person is Employed by the Company or by any parent corporation or another subsidiary corporation after the occurrence of such event. In the event an Option is to be cancelled pursuant to the provisions of the previous sentence, notice of such cancellation will be given to the Employee holding unexercised Options and such holder will have the right to exercise such Options in full (without regard to any limitation set forth or imposed pursuant to Section 3 hereof and Article VII of the Plan) during the thirty (30) day period following notice of such cancellation.

7. ADJUSTMENT OF SHARES; EFFECT OF CERTAIN TRANSACTIONS. (a) If all or any portion of the Option shall be exercised subsequent to any stock dividend, stock split, split-up, split-off, spin-off, recapitalization, merger, consolidation, combination or exchange of shares, separation, reorganization or liquidation occurring after the date hereof, as a result of which shares of any class shall be issued in respect of outstanding shares or shares of Common Stock shall be changed into the same or a different number of shares of the same or another class or classes, the number and class of Shares which the person or persons so exercising the Option granted hereby shall receive, may be correspondingly adjusted by the Board of Directors or the Option Committee in such manner that it, in its sole discretion, deems appropriate; provided, however, that no fractional share will be issued upon any such exercise, and the aggregate price paid shall be appropriately reduced on account of any fractional share not issued. No adjustment shall be made in the minimum number of shares which may be purchased at any one time.

8. CONDITIONS TO THE GRANT OF THE OPTION.

         As a condition to the granting of the Option, the Employee hereby agrees:

         (a) to comply with the reporting requirements of Section 16(a) of the Exchange Act; and

         (b) to hold the shares acquired upon exercise of the Option for six (6) months

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CUSIP NO.    002553 10 5                      PAGE  12     OF  15    PAGES
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following the exercise of the Option in compliance with Section 16 of the
Exchange Act, and to otherwise comply with all other applicable securities laws.

9.       COVENANTS OF THE EMPLOYEE.

         The Employee agrees (and for any proper successor hereby agrees), as a condition upon exercise of any Option granted hereunder:

         (a) To execute and deliver to the Company stock powers with respect to Shares underlying the Option and required to be held by a custodian;

         (b) To execute and deliver a certificate if reasonably required by the Company , in form satisfactory to the Option Committee, certifying that the Shares being acquired upon exercise of the Option are for such person's own account for investment only and not with any view to or present intention to resell or distribute the same. The Employee hereby agrees that the Company shall have no obligation to deliver the Shares issuable upon exercise of the Option unless and until such certificate shall be executed and delivered to the Company by the Employee or any successor.

         (c) To execute and deliver a certificate, in form satisfactory to the Option Committee, certifying that any subsequent resale or distribution of the Shares by the Employee shall be made only pursuant to either (i) a Registration Statement on an appropriate form under the Securities Act of 1933, as amended (the "Securities Act"), which Registration Statement has become effective and is current with regard to the Shares being sold, or (ii) a specific exemption from the registration requirements of the Securities Act, but in claiming such exemption the Employee shall, prior to any offer of sale or sale of such Shares, obtain a prior favorable written opinion of counsel, in form and substance satisfactory to counsel for the Company, as to the application of such exemption thereto. The foregoing restriction contained in this subparagraph (c) shall not apply to (i) issuances by the Company so long as the Shares being issued are registered under the Securities Act and a prospectus in respect thereof is current, or (ii) re-offerings of Shares by affiliates of the Company (as defined in Rule 405 or any successor rule or regulation promulgated under the Securities
Act) if the Shares being re-offered are registered under the Securities Act and a prospectus in respect thereof is current.

         (d) That certificates evidencing Shares purchased upon exercise of the Option shall bear a legend, in form satisfactory to and to the extent required by counsel for the Company, manifesting the investment intent and resale restrictions of the Employee described in this Section 9.

         (e) That upon exercise of the Option granted hereby, or upon sale of the Shares purchased upon exercise of the Option, as the case may be, the Company shall have the right to require the Employee to remit to the Company, or in lieu thereof, the Company may deduct, an amount of shares or cash sufficient to satisfy federal, state or local withholding tax requirements, if any, prior to the delivery of any certificate for such Shares or thereafter, as appropriate.

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CUSIP NO.    002553 10 5                      PAGE  13     OF  15    PAGES
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10.      OBLIGATIONS OF THE COMPANY.


         (a) Upon the exercise of this Option in whole or in part, the Company shall cause the purchased Shares to be issued only when it shall have received the full purchase price therefor.

         (b) The Company shall cause certificates for the Shares as to which the Option shall have been exercised to be registered in the name of the person or persons exercising the Option, which certificates shall be delivered by the Company to the Employee only against payment of the full Exercise Price for the portion of the Option exercised.

         (c) In the event that the Employee shall exercise this Option with respect to less than all of the Shares of Common Stock that may be purchased under the terms hereof, the Company shall issue to the Employee a new Option, duly executed by the Company and the Employee, in form and substance identical to this Option, for the balance of Shares of Common Stock then issuable pursuant to the terms of this Option.

         (d) Notwithstanding anything to the contrary contained herein, neither the Company nor its transfer agent shall be required to issue any fraction of a Share of Common Stock in connection with the exercise of this Option, and the Company shall, upon exercise of this Option in whole or in part, issue the largest number of whole Shares of Common Stock to which this Option is entitled upon such full or partial exercise and shall return to the Employee the amount of the Exercise Price paid by the Employee in respect of any fractional Share.

         (e) The Company may endorse such legend or legends upon the certificates for Shares issued to the Employee pursuant to the Plan and may issue such "stop transfer" instructions to its transfer agent in respect of such Shares as, in its discretion, it determines to be necessary or appropriate to:
(i) prevent a violation of, or to perfect an exemption from, the registration requirements of the Securities Act; (ii) implement the provisions of the Plan and any agreement between the Company and the Employee or grantee with respect to such Shares; or (iii) permit the Company to determine the occurrence of a disqualifying disposition, as described in Section 421(b) of the Code, of Shares transferred upon exercise of an incentive stock option granted pursuant to this Agreement and under the Plan.

         (f) The Company shall pay all issue or transfer taxes with respect to the issuance or transfer of Shares, as well as all fees and expenses necessarily incurred by the Company in connection with such issuance or transfer, except fees and expenses which may be necessitated by the filing or amending of a Registration Statement under the Securities Act, which fees and expenses shall be borne by the Employee, unless such Registration Statement under the Securities Act has been filed by the Company for its own corporate purposes (and the Company so states) in which event the Employee shall bear only such fees and expenses as are attributable solely to the inclusion of the Shares he or she receives in the Registration Statement.


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         (g) All Shares issued following exercise of the Option and the payment of the Exercise Price therefor shall be fully paid and non-assessable to the extent permitted by law.

11. NO GUARANTEE OF CONTINUED EMPLOYMENT. The granting of the Option to the Employee shall not in any way be deemed to confer upon him any right to continuation of employment by the Company, or any subsidiary of the Company, nor shall it in any way interfere or affect the right of the Company or any subsidiary of the Company who shall be the employer of Employee, to terminate Employee's employment hereunder.

12.      MISCELLANEOUS.

         (a) The Employee, as holder of the Option, shall not have any of the rights of a stockholder with respect to the Shares covered by the Option, except to the extent that any such Shares shall be actually delivered to him upon the due exercise of the Option.

         (b) If the Employee loses this Agreement representing the Option granted hereunder, or if this Agreement is stolen or destroyed, the Company shall, subject to such reasonable terms as to indemnity as the Option Committee, in its sole discretion shall require, enter into a new option agreement pursuant to which the Company shall issue a new Option of like denomination and tenor as, and in substitution for, the Option so lost, stolen or destroyed, and in the event this Agreement representing the Option shall be mutilated, the Company shall, upon the surrender hereof, enter into a new option agreement pursuant to which the Company shall issue a new Option of like denomination and tenor as, and in substitution for, the Option so mutilated.

         (c) As used herein, the terms "subsidiary" or "subsidiaries" shall mean any present or future corporation which would be a "subsidiary corporation" of the Company, as that term is defined in Section 424(f) of the Code.

         (d) This Agreement constitutes the entire agreement between the parties, and contains the sole and entire Option grant. It may not be terminated, superseded or changed, except by a writing duly executed by the Company. No provision may be waived except in a writing signed by the party to be bound.

         (e) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, applicable to contracts executed and to be fully performed therein.

         (f) This Agreement shall be binding upon the Company and shall inure to the benefit of the Employee, and their respective successors and permitted assigns.

         (g) This Agreement cannot be amended, supplemented or changed, and no provision hereof can be waived, except by a written instrument making specific reference to this Agreement and signed by the party against whom enforcement of any such amendment, supplement,


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modification or waiver is sought. A waiver of any right derived hereunder by the
Employee shall not be deemed a waiver of any other right derived hereunder.

         (h) If any provision of this Agreement is held to be void or unenforceable by a court of competent jurisdiction, the remaining provisions of this Agreement shall nevertheless be binding upon the parties with the same force and effect as though the void or unenforceable part had been severed and deleted.

         (i) This Agreement may be executed in any number of counterparts, but all counterparts will together constitute but one agreement.

         (j) In the event of a conflict between the terms and conditions of this Agreement and the Plan, the terms and conditions of the Plan shall govern.

         IN WITNESS WHEREOF, the parties hereto have each executed and delivered this Agreement as of the day and year first above written.


                                        ARMOR HOLDINGS, INC.



                                        By: /s/ Nicholas Winiewicz
                                           -----------------------------------
                                           Name:  Nicholas Winiewicz
                                           Title: Chief Financial Officer


                                         EMPLOYEE


                                           /s/ Warren B. Kanders
                                           -----------------------------------
                                           Warren B. Kanders